Exhibit 99.1

Enlivex Receives Notice of Allowance for U.S. Patent Application

Covering the Treatment of Sepsis Patients with Allocetra

Nes-Ziona, Israel, December 6, 2021 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the U.S. Patent and Trademark Office issued a notice of allowance for a new patent application (number 16/194,417) covering AllocetraTM, the Company’s immunotherapy product candidate. Upon issuance, the patent will provide added intellectual property protection in the United States at least through 2036 with claims covering the use of AllocetraTM  for treating sepsis patients. The Company expects that this new patent will be issued in the United States in early 2022.

Enlivex is currently evaluating AllocetraTM in a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial in patients with pneumonia-associated sepsis. The trial, which has multiple sites currently open for enrollment in Israel and has been cleared to expand into Spain, is expected to enroll 120 to 160 patients across four cohorts receiving varying doses of AllocetraTM or placebo, all in addition to standard-of-care therapy. The trial's two primary endpoints are safety (number and severity of adverse events and severe adverse events) and efficacy (change from baseline in sequential organ failure (SOFA) score), which will be assessed throughout a 28-day follow-up period. Additionally, the trial’s secondary endpoint is 28-day all-cause mortality. The trial is supported by previously reported positive results from a Phase Ib trial that demonstrated a positive safety profile and vastly improved clinical outcomes, including SOFA scores, duration of hospitalization, and mortality, in Allocetra-treated sepsis patients compared to a group of matched historical controls that received standard-of-care therapy. Interim results from the trial are expected in the first half of 2022, and top-line data are expected by year-end 2022.

In addition to sepsis, Enlivex also has development programs targeting severe and critical COVID-19 infections and solid tumors.

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com